                  Filed by Barings BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MVC Capital, Inc.
Commission File No. 814-00201

MVC CAPITAL, INC. TO MERGE WITH BARINGS BDC, INC.
Combined Company To Be Managed by Barings LLC
CHARLOTTE, N.C., & PURCHASE, N.Y., August 10, 2020 - Barings BDC, Inc. (NYSE: BBDC) ("Barings BDC") and MVC Capital, Inc. (NYSE: MVC) ("MVC Capital") announced today that they have entered into a definitive merger agreement under which MVC Capital will merge with and into Barings BDC (the "Transaction"). The combined company, which will remain externally managed by Barings LLC, is expected to have more than $1.2 billion of investments on a pro forma basis. The boards of directors of both companies, the MVC Capital Strategic Review Committee, the independent directors of MVC Capital and the independent directors of Barings BDC have unanimously approved the Transaction, which is expected to close in the fourth quarter of 2020.
Under the terms of the merger agreement, MVC Capital stockholders will receive aggregate consideration of approximately $177.5 million in the form of cash and stock consideration based on Barings BDC’s June 30, 2020 net asset value ("NAV") representing total book value consideration of $10.01 per fully diluted MVC Capital share. On a market value basis, based on the closing price of Barings BDC common stock on August 10, 2020, the Transaction represents total consideration for MVC Capital stockholders of $145.5 million or approximately $8.21 per share, representing a premium of 21% to MVC Capital’s closing price on August 10, 2020.
MVC Capital stockholders will receive 0.94024 Barings BDC shares for each MVC Capital share, resulting in approximately 16.7 million newly issued Barings BDC shares, having total value of $170.5 million, or $9.62 per share, based on Barings BDC’s June 30, 2020 NAV of $10.23 per share. In addition, Barings LLC will pay approximately $7 million in cash, or $0.39492 per share, directly to MVC Capital stockholders at closing. Following the Transaction, Barings BDC's equity base is expected to expand by $170 million and Barings BDC stockholders and MVC Capital stockholders are expected to own approximately 74.2% and 25.8%, respectively, of the combined company. The total value of the consideration to be received by MVC Capital stockholders at closing is subject to adjustment as set forth in the merger agreement and may be different than the estimated total consideration described herein depending on a number of factors, including the number of outstanding shares of Barings BDC and MVC Capital common stock, the payment of tax dividends by MVC Capital, undistributed investment company taxable income and undistributed net capital gains of MVC Capital and changes of the Euro-to-U.S. dollar exchange rate relating to certain of MVC Capital's investments between April 30, 2020 and the closing date.
In addition, Barings LLC will enter into a credit support agreement ("CSA") with Barings BDC, for the benefit of the combined company, to protect against net cumulative unrealized and realized losses of up to $23.0 million on the acquired MVC investment portfolio over the next 10 years.
Barings BDC will also provide up to $15.0 million in secondary-market support via accretive share repurchases over a 12-month period in the event the combined company's shares trade below a specific level of NAV per share following the completion of the first quarterly period ended after the consummation of the Transaction, subject to covenant and regulatory constraints (including Rule 10b-18 under the Securities Exchange Act of 1934).
Barings BDC has agreed that, on the closing date, it will increase the size of its board of directors and cause one current member of the board of directors of MVC Capital, to be mutually selected by MVC Capital and Barings BDC to be appointed to the Barings BDC board of directors.
In connection with the closing of the proposed Transaction, MVC Capital will repay all outstanding amounts under its existing credit facilities and any remaining obligations thereunder will be terminated. In addition, in connection with the closing of the proposed Transaction, Barings BDC intends to redeem MVC Capital’s 6.25% senior notes due November 30, 2022 (NYSE: MVCD) with an aggregate principal amount outstanding of $95.0 million.

Barings BDC believes that the increased size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Barings LLC, it is anticipated that the combination will provide the following benefits:
•Increased scale: the combined company is expected to have more than $1.2 billion of investments on a pro forma basis;
•Earnings accretion: Barings BDC estimates net investment income per share to be $0.18 - $0.20 in the first full quarter post-closing compared to $0.14 per share during the second quarter of 2020;
•Investment “option” value: through an expanded equity base, the combined company is expected to have increased leverage and investment capacity, and improved access to unsecured debt capital markets;
•Manager and stockholder alignment: through the upfront cash payment to MVC Capital's stockholders in connection with the Transaction and use of the CSA;
•Efficiencies and portfolio diversification: through cost synergies and an increase in portfolio obligors; and
•Expected accretion to long-term NAV: as acquired assets are realized and repositioned into directly originated investments.
Additionally, Barings LLC will seek to amend its current investment management agreement with Barings BDC to, among other things, (i) lower the base management fee to 1.25%, down from 1.375%, (ii) make certain conforming and definitional changes relating to the Transaction, and (iii) reset the incentive fee cap commencement date to coincide with the first quarterly period ending after the closing of the Transaction. These proposed changes to the investment management agreement are subject to Barings BDC board and stockholder approvals. However, such approvals are not closing conditions required to consummate the Transaction.
"The increasing benefits of alignment, scale, diversification, and investment optionality are likely to drive improved shareholder returns over the long-term and in this period of market dislocation," commented Eric Lloyd, Chief Executive Officer of Barings BDC. "We believe this transaction materially enhances Baring BDC’s platform scale while also providing earnings accretion and portfolio diversification, while continuing our philosophy of strong shareholder alignment."
"We believe that Barings’ robust global scale and wide frame of investment reference, combined with MVC Capital’s underlevered equity base, will allow us to complement MVC Capital’s existing portfolio with additional directly-originated investments and generate improved risk-adjusted returns for shareholders," said Jonathan Bock, Chief Financial Officer of Barings BDC. "We remain confident in our ability to drive platform scale, combined shareholder earnings accretion, and long-term value for both Barings BDC and MVC Capital shareholders."
"We are pleased to merge with Barings BDC as we believe that the combination of the complementary portfolios together forming a larger-scale BDC with increased investment capacity and portfolio diversification will offer all shareholders a strong platform for long-term growth," said Michael T. Tokarz, Chairman and Portfolio Manager of MVC Capital. "MVC has made significant progress in transitioning to a yield-focused BDC, building its net operating income over the past few years. Our success makes this an opportune time to enjoy greater scale, cost synergies and continued shareholder alignment."
Leon Cooperman, Wynnefield Capital, Inc. and West Family Investments, Inc., who collectively account for approximately 25% ownership interest in MVC Capital, have entered into voting agreements that require them to vote their MVC Capital shares in favor of the Transaction subject to terms of such agreements. Randy Rochman, CEO of West Family Investments, said in a statement, "The key to running a successful BDC is putting yourself in a position to be ‘highly aligned’ to generate attractive shareholder returns, and Barings has a history of doing just that. This combination allows a continuation of this practice due to the underlevered nature of the combined entity, at a time when very attractive financing deals are being offered. The breadth and scope of the global sourcing by Barings is a huge advantage in sourcing these very attractive risk-adjusted opportunities."
Mr. Cooperman, founder of Omega Advisors, Inc. strongly supports the Transaction and said in a statement, “We are pleased with the result and thank the board of MVC Capital for its hard work and success in delivering an excellent outcome for shareholders. We believe this transaction represents strong shareholder alignment and provides the best path forward.”
Consummation of the Transaction is subject to Barings BDC and MVC Capital stockholder approval, customary regulatory approvals and other closing conditions.

J.P. Morgan served as sole financial advisor and Dechert LLP served as legal counsel to Barings BDC. JMP Securities served as financial advisor and Kramer Levin Naftalis & Frankel LLP served as legal counsel to MVC Capital.
Conference Call to Discuss the Transaction
Barings BDC has scheduled a conference call to discuss the Transaction for Tuesday, August 11, 2020, at 11:00 a.m. ET.
To listen to the call, please dial 877-407-8831 or 201-493-6736 approximately 10 minutes prior to the start of the call. A taped replay will be made available approximately two hours after the conclusion of the call and will remain available until August 25, 2020. To access the replay, please dial 877-660-6853 or 201-612-7415 and enter conference ID 13708135.
This conference call will also be available via a live webcast on the investor relations section of Barings BDC's website at https://ir.barings.com/ir-calendar. Access the website 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay will be available on Barings BDC's website until August 25, 2020.
A copy of the presentation that will be discussed during the call is available on the investor relations section of Barings BDC's website at https://ir.barings.com/presentations.
MVC-G
Forward-Looking Statements
This press release contains, and statements made on the webcast/conference will contain, “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of Barings BDC, MVC Capital, or, following the Transaction, the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the proposed Transaction. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by Barings BDC or MVC Capital with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below), when such documents become available. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of MVC Capital’s stockholders voting in favor of the Transaction, (v) the percentage of Barings BDC’s stockholders voting in favor of the relevant Proposals (as defined below), (vi) the possibility that competing offers or acquisition proposals for MVC Capital will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (viii) risks related to diverting the attention of Barings BDC's management or MVC Capital's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or Barings BDC’s, MVC Capital’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which Barings BDC and MVC Capital invest, (xiii) changes to the form and amounts of MVC Capital’s tax obligations, (xiv) changes in the Euro-to-U.S. dollar exchange rate, (xv) fluctuations in the market price of Barings BDC’s common stock, (xvi) the Transaction’s effect on the relationships of Barings BDC or MVC Capital with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvii) the reduction in Barings BDC’s stockholders’ and MVC Capital’s stockholders’ percentage ownership and voting power in the combined company, (xviii) the challenges and costs presented by the integration of Barings BDC and MVC Capital, (xix) the uncertainty of third-party approvals, (xx) the significant Transaction costs, (xxi) the restrictions on Barings BDC’s and MVC Capital’s conduct of business set forth in the definitive merger agreement and (xxii) other changes in the conditions of the industries in which Barings BDC and MVC Capital invest and other factors enumerated in Barings BDC’s and MVC Capital’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon Barings BDC management’s and MVC Capital management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made. Neither Barings BDC nor MVC Capital undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.
Additional Information and Where to Find It

This communication relates to a proposed business combination involving Barings BDC and MVC Capital, along with related proposals for which stockholder approval will be sought (collectively, the "Proposals"). In connection with the proposed Transaction, Barings BDC and MVC Capital plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the "Proxy Statement"), and Barings BDC plans to file with the SEC a registration statement on Form N-14 (the "Registration Statement") that will include the Proxy Statement and a prospectus of Barings BDC. The Proxy Statement and the Registration Statement will each contain important information about Barings BDC, MVC Capital, the proposed Transaction and related matters. STOCKHOLDERS OF EACH OF BARINGS BDC AND MVC CAPITAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, MVC CAPITAL, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by MVC Capital, from the MVC Capital website at http://www.mvccapital.com.
Participants in the Solicitation
Barings BDC and MVC Capital and their respective directors, executive officers and certain other members of management and employees of Barings LLC, The Tokarz Group Advisers LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and MVC Capital in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. Information about the directors and executive officers of MVC Capital is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 10, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC’s and MVC Capital’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.
No Offer or Solicitation
This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, MVC Capital or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.
About Barings BDC
Barings BDC, Inc. (NYSE: BBDC) is a publicly traded, externally managed investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Barings BDC seeks to invest primarily in senior secured loans to private U.S. middle market companies that operate across a wide range of industries. Barings BDC's investment activities are managed by its investment adviser, Barings LLC, a leading global asset manager based in Charlotte, NC with over $346 billion* of AUM firm-wide. For more information, visit www.baringsbdc.com.
About MVC Capital, Inc.
MVC Capital (MVC) is a business development company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For additional information about MVC, please visit MVC's website at www.mvccapital.com.
About Barings LLC
Barings is a $346+ billion* global financial services firm dedicated to meeting the evolving investment and capital needs of our clients and customers. Through active asset management and direct origination, we provide innovative solutions and access to differentiated opportunities across public and private capital markets. A subsidiary of MassMutual, Barings maintains a strong global presence with business and investment professionals located across North America, Europe and Asia Pacific. Learn more at www.barings.com.
*As of June 30, 2020

Barings BDC Contacts:
Media Contact:
Cheryl Krauss, Media Relations, Barings, 980-417-5858, cheryl.krauss@barings.com
Investor Relations:
BDCinvestorrelations@barings.com, 888-401-1088

MVC Capital Contacts:
Investor Relations:
Jackie Rothchild
MVC Capital
914.510.9400
Or
Jeffrey Goldberger / Allison Soss
KCSA Strategic Communications
212.896.1249 / 212.896.1267